June 9, 2016

Era Anagnosti
Legal Branch Chief
Office of Financial Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Bank of America Corporation (the Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2016
File No. 001-06523

Dear Ms. Anagnosti:

We have received and reviewed your letter dated May 24, 2016. The following are our responses to your comment and requests. For ease of reference, we have repeated the Staff’s comment. Terms used herein but not defined have the same meaning as in the referenced Proxy Statement.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 29
Compensation Decisions and Rationale, page 36

1.
We note your June 3, 2015 response to comment two in our letter dated May 20, 2015. To help investors understand how the Compensation and Benefits Committee determined the total compensation package for each named executive officer as disclosed on the tabular disclosure on page 40, please explain to us and to the extent necessary in future filings disclose, how the evaluation of each of the operating principles, as tracked through the scorecard system translated into a compensation determination. You state on page 36 that the scorecard includes metrics “tailored for each named executive officer.” This disclosure, together with your page 34 disclosure indicating that you pay for performance and “allocate individual awards based on actual results and how results were achieved” [emphasis added], suggest that the Compensation and Benefits Committee evaluates performance based upon objective, quantifiable criteria. However, we note that you do not disclose how each of the named executive’s scorecard was rated based on the level of achievement of the respective metrics applicable to a named executive officer, and how this level of achievement translated into a compensation decision. For example, you provide no narrative with regard to Mr. Montag’s compensation being considerably higher than the compensation of the other named executive officers, with the exception of the CEO.

United States Securities and Exchange Commission
Division of Corporate Finance
June 9, 2016

Alternatively, to the extent that the Compensation and Benefits Committee’s compensation determinations were discretionary, please disclose this fact in your future filings.

Our Board’s Compensation and Benefits Committee (“Committee”) evaluates year-over-year company, line of business, and individual performance results achieved, including financial and non-financial measures, as well as performance feedback from our independent control functions (audit, compliance, finance, human resources, legal, and risk). The Committee also assesses, among other things, adherence to risk and compliance policies, the quality of earnings, and an executive’s accountability in driving a strong risk management culture and other core values of our company. The Committee’s evaluation of executives’ performance against these objectives and criteria is measured on both objective/quantifiable and subjective bases, including a robust review of a performance scorecard tailored for each named executive officer and aligned to our Corporation’s five operating principles. The level of achievement on any particular metric described above, including the scorecards, does not result in “ratings” that are translated formulaically to the named executive officers’ compensation. Instead, the Committee’s compensation decisions for each named executive officer are made within the whole context of company performance, market pay practices, the executive’s scope of responsibility and other factors noted above, based on the total mix of information described above without assigning weightings to the performance criteria. The Committee considers annual assessments of market pay practices and estimated pay levels for each executive’s role prepared by Global Human Resources and its compensation advisors. Additionally, Farient Advisors LLC, the Committee’s independent compensation consultant, provides the Committee with external market and performance comparisons on senior executive compensation.

Consistent with the foregoing, and with our June 3, 2015 response to the Staff’s comment letter dated May 20, 2015, our 2016 Proxy Statement sets forth a detailed explanation of the Committee’s decision-making process. We believe that this process, which is described under the discussion captioned “Compensation Decisions and Rationale; Pay Evaluation & Decision Process,” is consistent with our statement that we pay for performance and “allocate individual awards based on actual results and how results were achieved.” Further, while there may be varying views on what it means for compensation determinations to be “discretionary,” we believe that our disclosure on page 36 of the 2016 Proxy Statement more precisely captures the nature of our compensation decisions by stating that the Committee’s compensation decisions are determined on a year-over-year basis after taking into account numerous factors identified in our 2016 Proxy Statement, “without preset target levels of total compensation, without assigning weightings, and without formulaic benchmarking”. The discussion in our 2016 Proxy Statement therefore fairly and accurately reflects the extensive and balanced process that the Committee follows to determine the named executives’ compensation.

As requested in the Comment Letter, we acknowledge that the adequacy and accuracy of disclosures in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure

United States Securities and Exchange Commission
Division of Corporate Finance
June 9, 2016

in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:    Paul M. Donofrio, Chief Financial Officer
Rudolf A. Bless, Chief Accounting Officer
David G. Leitch, Global General Counsel